UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of May 2014.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Announces Annual Dividend Payout from Retained Earnings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2014
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
IR@nidec.com

Released on May 27, 2014 in Kyoto, Japan

Nidec Announces Annual Dividend Payout from Retained Earnings

Nidec Corporation (NYSE: NJ)(the “Company”) today announced that the Company resolved at a meeting of its Board of Directors held on May 27, 2014 to distribute retained earnings (date of record: March 31, 2014) in the form of an annual dividend as outlined below:

	Determined amount	Previous annual dividends forecast (Announced on April 22, 2014)	(Reference) Annual dividends for the fiscal year ended March 31, 2013
Record date	March 31, 2014	March 31, 2014	March 31, 2013
Dividend per share	55 yen	55 yen	40 yen
Total dividend amount	7,585 million yen	-	5,387 million yen
Effective date	June 3, 2014	-	June 5, 2013
Dividend resource	Retained earnings	-	Retained earnings

The Company upholds shareholder-oriented management and places importance on regular dividend payments, seeking to increase its dividend payout to around 30% of the consolidated net income. Based on this dividend policy and in comprehensive consideration of its financial position, profit levels and current dividend payout ratio, the Company has decided to reward its shareholders with a year-end dividend of 55 yen per share. This translates into an annual dividend of 100 yen per share together with the interim dividend of 45 yen per share for the year ended March 31, 2014.

Dividend per share
Record Date	Interim	Year-end	Full-year
Annual dividends per share for the year ended March 31, 2014	45 yen	55 yen	100 yen
(Reference) Annual dividends per share for the year ended March 31, 2013	45 yen	40 yen	85 yen

Note: Nidec Corporation implemented a two-for-one split of its common stocks as of April 1, 2014. The dividend amounts do not reflect the effect of the stock split.

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